SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

094235 108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Chris T. Sullivan
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,017,025
(6) Shared voting power 0
(7) Sole dispositive power 4,017,025
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,017,025
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 3.23%
(12)	Type of reporting person IN

(1)	Names of reporting persons CTS Equities Limited Partnership
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,671,440
(6) Shared voting power 0
(7) Sole dispositive power 3,671,440
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,671,440
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 2.95%
(12)	Type of reporting person PN

(1)	Names of reporting persons CTS Equities, LLC
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,671,440
(6) Shared voting power 0
(7) Sole dispositive power 3,671,440
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 3,671,440
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 2.95%
(12)	Type of reporting person OO

(1)	Names of reporting persons Chris T Sullivan Foundation Inc.
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 345,585
(6) Shared voting power 0
(7) Sole dispositive power 345,585
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 345,585
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) .28%
(12)	Type of reporting person CO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates in their entirety the items included herein contained in the Schedule 13G filed by CTS Equities Limited Partnership, CTS Equities, LLC, Chris T. Sullivan and the Chris T. Sullivan Foundation Inc. (the “Reporting Persons”) on February 14, 2013 relating to the common stock, $0.01 par value (the “Common Stock”), of Bloomin’ Brands, Inc. (the “Issuer”). Chris T. Sullivan is a limited partner of CTS Limited Partnership (“CTSLP”) and the sole member of CTS Equities, LLC, which is the sole general partner of CTSLP. Chris T Sullivan Foundation Inc. (“CTS Foundation”) is a charitable foundation for which Chris T. Sullivan serves as the trustee.

Item 4. Ownership.

(a)	Amount beneficially owned:

CTS Equities Limited Partnership	3,671,440
CTS Equities, LLC	3,671,440
Chris T. Sullivan	4,017,025
Chris T Sullivan Foundation Inc.	345,585

(b)	Percent of class:

CTS Equities Limited Partnership	2.95%
CTS Equities, LLC	2.95%
Chris T. Sullivan	3.23%
Chris T Sullivan Foundation Inc.	0.28%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote:

CTS Equities Limited Partnership	3,671,440
CTS Equities, LLC	3,671,440
Chris T. Sullivan	4,017,025
Chris T Sullivan Foundation Inc.	345,585

(ii)	Shared power to vote or to direct the vote:

CTS Equities Limited Partnership	0
CTS Equities, LLC	0
Chris T. Sullivan	0
Chris T Sullivan Foundation Inc.	0

(iii)	Sole power to dispose or to direct the disposition of:

CTS Equities Limited Partnership	3,671,440
CTS Equities, LLC	3,671,440
Chris T. Sullivan	4,017,025
Chris T Sullivan Foundation Inc.	345,585

(iv)	Shared power to dispose or to direct the disposition of:

CTS Equities Limited Partnership	0
CTS Equities, LLC	0
Chris T. Sullivan	0
Chris T Sullivan Foundation Inc.	0

CTSLP, Chris T. Sullivan and CTS Foundation are parties to certain arrangements relating to the disposition of shares of Common Stock with BCIP Associates – G, BCIP TCV, LLC, Bain Capital Integral Investors 2006, LLC, Bain Capital (OSI) IX, L.P., Bain Capital (OSI) IX Coinvestment, L.P., Catterton Partners VI – Kangaroo, L.P. and Catterton Partners VI – Kangaroo Coinvest, L.P. (the “Other Investors”). As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of February 14, 2014, such persons collectively own 67,123,573 shares of Common Stock, or 53.9% of the outstanding shares of Common Stock. CTSLP, Chris T. Sullivan and CTS Foundation disclaim beneficial ownership of the shares of Common Stock held by the Other Investors.

The percentages of Common Stock held set forth herein are based on 124,482,148 shares of Common Stock outstanding as of November 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

By:	/s/ Chris T. Sullivan
Chris T. Sullivan

CTS EQUITIES LIMITED PARTNERSHIP

By:	CTS EQUITIES, LLC, its General Partner

By:	/s/ Chris T. Sullivan
Chris T. Sullivan, Manager

CTS EQUITIES, LLC

By:	/s/ Chris T. Sullivan
Chris T. Sullivan, Manager

CHRIS T SULLIVAN FOUNDATION INC.

By:	/s/ Chris T. Sullivan
Chris T. Sullivan, President